April 3, 2014

VIA EDGAR TRANSMISSION

Monique Botkin

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: AdvisorOne Funds, File Nos. 333-20635 and 811-08037

Dear Ms. Botkin:

On February 4, 2014, AdvisorOne Funds (the "Registrant"), on behalf of its series Horizon Active Asset Allocation Fund (the “Fund”) filed a registration statement under the Securities Act of 1933 on Form N-1A.  In a telephone conversation on March 20, 2014, you provided comments to Andrew Davalla. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Comment 1.  In Footnote 2 to the fee table for the Fund, an expense limitation agreement is referenced.  The expense limitation agreement must be in place for at least one year from the effective date of the prospectus.  Please confirm supplementally that the date will be at least one year from the date of the prospectus.

Response.  The Registrant respectfully declines to make a revision in response to this comment. The expense limitation period for the Fund covers a period of 365 days.

Comment 2.  Please revise the Portfolio Turnover disclosure to clarify the period covered which ended November 30, 2013.

Response.  Registrant has revised the disclosure as follows:

During the most recent fiscal year ended November 30, 2013, the Fund’s portfolio turnover was 486% of the average value of the portfolio.

Comment 3.  Please consider deleting the “Limited History of Operations” risk as the Fund has been in operation for over two years.

Response.  This risk will be deleted.

Comment 4.  Please insert the performance bar chart and table for the Fund as required by Item 4(b)(2)(ii) and (iii).

Response. The performance bar chart and table for the Fund required by Item 4(b)(2)(ii) and (iii) will be inserted.

Comment 5.  Please revise the Purchase and Sale of Fund Shares disclosure to identify the procedures necessary for a shareholder to redeem shares.

Response. The registrant has revised disclosure as follows:

Purchase and Sale of Fund Shares: You may purchase and redeem shares of the Fund on any day that the New York Stock Exchange is open for trading, subject to certain restrictions described under the section titled "How to Purchase Shares" and “How to Redeem Shares” of the Fund's Prospectus.  Purchases and redemptions may be made by mailing an application or redemption request to Horizon Funds c/o Gemini Fund Services, LLC, 17605 Wright Street, Suite 2, Omaha, Nebraska 68130, or by calling 1-855-754-7932.   You also may purchase and redeem shares through a financial intermediary. The minimum initial investment in the Fund is $2,500.  The minimum subsequent investment is $250.

Comment 6.  Please revise the Investment Adviser disclosure to reflect the aggregate amount fee paid to the adviser for the most recent fiscal year.

Response.  Registrant has revised the disclosure as follows:

For the most recent fiscal year end, Horizon received a fee equal to 0.40% of the Fund’s average net assets.

Comment 7.  Please revise the statement regarding the discussion of the Board of Trustees’ approval of the investment advisory agreement of the Fund to provide the period covered by the relevant annual or semi-annual report to shareholders.

Response.   The Registrant has revised the disclosure as follows:

A discussion regarding the basis for the Board of Trustees’ approval of the investment advisory agreement of the Fund is available in the Fund’s Annual Report To Shareholders dated November 30, 2013.

Comment 8.  With respect to Portfolio Manager disclosure for Mr. Ronald Saba, please delete the references to his prior performance and rankings as a portfolio manager.

Response.  The requested change has been made.

Statement of Additional Information (SAI)

Comment 9.  Please confirm that with respect to derivatives, including total return swaps, the Registrant will comply with SEC guidance from Investment Company Act Release No. 10666 and Investment Company Act Release No. 29776 as well as future SEC guidance.

Response.  The Registrant confirms that it will adhere to such guidance.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Andrew Davalla at (614) 469-3353 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ THOMPSON HINE LLP